Heidmar Maritime Holdings Corp.

89 Akti Miaouli

Piraeus 18538, Greece

VIA EDGAR

January 17, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Heidmar Maritime Holdings Corp.

Registration Statement on Form F-4

Registration No. 333-284004

Submitted December 20, 2024

CIK No. 0002029471

Dear Ms. Majmudar:

We thank you for the letter, dated January 10, 2025 (the “Staff’s Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) regarding the abovementioned Registration Statement on Form F-4 (the “Registration Statement”) of Heidmar Maritime Holdings Corp. (the “Company”, “we”, “us” or “our”). This letter is in response to the Staff’s Letter. For convenience, we have restated each of the Staff’s comments below in bold text, followed by our response. We are concurrently filing with this letter Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used, but not defined, in this letter have the meaning ascribed to such terms in the Amended Registration Statement.

Registrant Statement on Form F-4

Effect of the Business Combination, page 92

1.

We note your revised disclosure at page 100 and elsewhere in the prospectus that you may make any changes necessary to satisfy Nasdaq listing requirements and to facilitate efficient trading. It is unclear what changes are contemplated; whether they may be material changes; and whether, when, and how you intend to communicate information regarding any such changes. In this regard, it is not clear how your revised disclosure that you will make any changes that are necessary satisfies your disclosure obligations.

In response to the Staff’s comment, the Company has revised its disclosure regarding the number of Holdings Shares to be issued throughout the F-4 and has explained the process and effects in particular detail on pages 6-7 and 96-97 of the Amended Registration Statement.

January 17, 2025

Unaudited Pro Forma Condensed Combined Financial Information

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 140

2.

You disclose that Heidmar expects to pay to its shareholders a dividend immediately prior to the Closing equal to the amount by which its combined cash and accounts receivable exceeds $10 million. Adjustment I included in the pro forma balance sheet is $10 million, rather than the amount that exceeds the combined cash and accounts receivable balances at June 30, 2024. Please clarify why the adjustment is $10 million and revise if necessary. In addition, please remove brackets around numbers in your footnote disclosures.

In response to the Staff’s comment, the Company respectfully advises the Staff that Heidmar’s pre-closing dividend will be calculated based on the total combined amount of cash and accounts receivable at Heidmar as of Closing, less certain payables. These payables include amounts due to vessel-owning companies under commercial management and payables to shareholders. As of June 30, 2024, Heidmar’s balance sheet reflected cash and receivables of $29.2 million and relevant payables of $9.2 million. After subtracting $9.2 million in relevant payables from the total cash and receivables of $29.2 million, and then deducting $10 million, $10 million remains available for distribution. The Company has revised its disclosure on page 149 of the Amended Registration Statement to describe in greater detail the calculation of the pre-Closing dividend.

Exhibits

3.

We note that the Form of Consulting Agreements are to be included as Exhibits C, D and E to the First Amendment to the Business Combination Agreement but have been omitted. Please file with your next amendment.

In response to the Staff’s comment, the Company has included the Consulting Agreements as exhibits to the First Amendment to the Business Combination Agreement.

General

4.

Where applicable throughout your filing, please revise to provide updated disclosures for your most recently completed fiscal year. For example, please update to disclose executive compensation as of the most recently completed fiscal year.

In response to the Staff’s comment, the Company has revised its disclosure on page 208 of the Amended Registration Statement to provide compensation disclosure for Heidmar for 2024 and has updated disclosures about Heidmar’s business in the section entitled “Information About Heidmar.”

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1275 (billotti@sewkis.com) or Holt Goddard at (212) 574-1250 (goddard@sewkis.com).

Sincerely,

/s/ Keith J. Billotti
Keith J. Billotti

2